FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 19, 2007

ZAB Resources Inc.

(formerly “Bronx Ventures Inc.”)

Filer# 0-16353

Suite 100, 1255 West Pender Street

Vancouver, British Columbia

Canada V6E 2V1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit

99.1

Material Change Report – News Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: September 19, 2007

Exhibit 99.1 Zab_Form 6K September 19 2007

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

2.

Date of Material Change

September 18, 2007

3.

News Release

News release was issued on September 18, 2007 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company entered into Non-Brokered Private Placement Financing Agreements with 3 Subscribers to purchase 2,200,000 Units in the capital of the Company.

5.

Full Description of Material Change

Zab Resources Inc. (the “Company”) wishes to announce that it has entered into non-brokered Private Placement Financing Agreements with 3 accredited subscribers (“Subscribers”) whereby the Subscribers have agreed to purchase 2,200,000 Units of the securities of the Company at the price of US $0.05 per Unit for total proceeds to the Company of US $110,000.  Each Unit shall consist of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of US $0.10 per common share for a period of twelve months from Closing.

In respect to this transaction, finders’ fee of 10% of the placement will be paid by the Company to the Finder in cash.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext 6106 or visit the Company’s website at www.zabresources.com.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 19th day of September, 2007.